CRAVATH, SWAINE & MOORE LLP

Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000
Fax: (212) 474-3700

Date: November 3, 2006

Name/Firm	Fax No.	Phone No.
To: Russell Mancuso and Alan Morris Securities and Exchange Commission	(202) 772-9218	

From: Richard T. Hossfeld/3910	Room: 4518W	(212) 474-3700	(212) 474-1208

TOTAL NUMBER OF PAGES, INCLUDING THIS COVER SHEET: 3
IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE CALL (212) 474-3115.

Message:

Enclosed, please find the information you requested in regard to the Registration Statement on Form S-1 (File No. 333-135574) of First Solar, Inc. Please do not hesitate to contact me at (212) 474-1208 if you have any questions or comment regarding the enclosed.

Kind regards,
Rich Hossfeld

Reference No.   10072-002

[Letterhead of First Solar, Inc.]

November 3, 2006

BY FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Fax: (202) 772-9218
Attention: Russell Mancuso and Alan Morris

Re: **First Solar, Inc.**
        Registration Statement on Form S-1
        File No. 333-135574
        Requested Information

The Staff has asked what consideration we gave to Item 10(b)(2) of Regulation S-K in our disclosure of the net sales allowed for under our Long Term Supply Contracts.

In response to the Staff's comment, we considered Item 10(b)(2) in drafting the disclosure of our Long Term Supply Contracts and concluded that the net sales disclosed in the Registration Statement are not projections and therefore fall outside the scope of Item 10(b)(2). Pursuant to Item 101 of Regulation S-K, in "Business", page 63 of the Registration Statement, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations", pages 28 and 29 of the Registration Statement, we summarize the terms of the binding Long Term Supply Contracts that currently constitute a significant portion of our business to inform readers about the material contracts into which we have entered. This summary information includes the aggregate amount of net sales allowed for under the Long Term Supply Contracts because net sales (i.e., fixed volumes and prices) is one of the key terms stated in each of the contracts. We have carefully worded our disclosures regarding these contracts to be descriptive of their terms, while not making projections of our future revenues. Because there are many uncertainties related to our business, we do not believe that we have a reasonable basis for presenting projections of future revenues, net income or loss of our business in the Registration Statement. However, we believe that our disclosures regarding the significant terms, conditions and risks of our Long Term Sales Contracts are important to provide the readers of our Registration Statement with appropriate information to make judgments about the impact these contracts will have on our future financial results. In addition, although we anticipate that the Long Term Supply Contracts will constitute a significant portion of our net sales over the duration of the contracts, we also anticipate generating significant net sales over the duration of the Long Term Supply Contracts from other customers and from different sources of business, such as our project business. In this regard, we are in the planning stages of building an Asia plant that will provide additional manufacturing capacity during the duration of the Long Term Supply Contracts.

For your convenience, we have also attached as <u>Annex A</u> our responses to previous comments by the Staff relating to the Staff's question stated above.

Annex A

I.   First Set of Comments (July 27, 2006) and Responses (August 9, 2006)

12. With a view toward balancing the disclosure about the contracts, please tell us:

- whether you will receive the revenue in equal amounts each year,

- the terms under which the contracts may be terminated, and

- whether the contracts will provide you with a net profit.

We respectfully acknowledge the Staff's comment, and revisions have been made to page 1 of the Amendment in response to the first two bullet points. With respect to the third bullet point, we believe that our future profitability is subject to a number of factors that are difficult to predict with certainty and that would require extensive disclosure that would not be meaningful to investors. In addition, some of these factors are beyond our control. Accordingly, we respectfully submit that we do not believe it is appropriate to forecast profitability in the prospectus summary.

II.   Second Set of Comments (August 25, 2006) and Responses (September 18, 2006)

6. We note your response to the third bullet point of prior comment 12. However, if your significant contracts commit you to ongoing losses or to trends that differ from your disclosed historic results, you should alert investors to these facts in an appropriate section of your document.

We respectfully advise the Staff that we do not expect our contracts to commit us to ongoing losses or trends that differ from our disclosed historical results. The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains an extended discussion of the various provisions in the Long Term Supply Contracts beginning on page 28 of the Amendment. We believe that "Management's Discussion and Analysis of Financial Condition and Results of Operations" is the appropriate section for such discussion because of the safe harbor for forward-looking statements provided under Section 27A of the Securities Act.

III. No further comments with respect to original comment 12.